[redacted]

09057166

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2009
Washington, DC
110

SEC FILE NUMBER
8- 52915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HRH Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 Park Avenue, 14th Floor
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Earls **212-907-5943**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

300 Arboretum Place, Suite 520	**Richmond**	**Virginia**	**23236**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Hamerski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HRH Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer

Title

Notary Public

SANDRA ELYN SNYDER
MY COMMISSION EXPIRES
COMMONWEALTH OF VIRGINIA
COMMISSION # 327423
08-31-2011
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditors' Report	3
Audited Financial Statements	
Statements of Financial Condition	4
Statements of Income	5
Statements of Changes in Member's Capital	6
Statements of Cash Flows	7
Notes to Financial Statements	8
Supplemental Material	
Independent Auditors' Supplementary Report on Internal Control	10
Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1	12
Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3	13

BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3092
Fax: (804) 330-7753

Independent Auditors' Report

Board of Directors
HRH Securities, LLC

We have audited the accompanying statements of financial condition of HRH Securities, LLC (a wholly owned subsidiary of Willis HRH, Inc.) as of December 31, 2008 and 2007, and the related statements of income, changes in member's capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HRH Securities, LLC, as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

February 13, 2009

HRH Securities, LLC

Statements of Financial Condition

December 31,	**2008**	2007
Assets		
Cash and cash equivalents	**$ 71,787**	$ 85,813
Commissions receivable	**79,558**	14,741
Prepaid expenses	**8,551**	8,349
Total assets	**$159,896**	$108,903
Liabilities and Member's Capital		
Liabilities		
Payable to parent	**$ 43,431**	$ 6,783
Accrued expenses	**11,056**	14,356
Total liabilities	**54,487**	21,139
Member's capital, 100 membership interest units	**105,409**	87,764
Total liabilities and member's capital	**$159,896**	$108,903

See accompanying notes to financial statements.

HRH Securities, LLC

Statements of Income

Year Ended December 31,	**2008**	2007
Revenues		
Commissions	**$2,139,524**	$1,177,712
Other income	–	35,000
Total revenues	**2,139,524**	1,212,712
Expenses		
Professional services	**29,200**	39,000
Miscellaneous	**18,252**	10,232
Total expenses	**47,452**	49,232
Net income	**$2,092,072**	$1,163,480

See accompanying notes to financial statements.

HRH Securities, LLC

Statements of Changes in Member's Capital

	Member's Capital
Balance at December 31, 2006	$ 100,815
Dividends	(1,176,531)
Net income	1,163,480
Balance at December 31, 2007	87,764
Dividends	(2,074,427)
Net income	2,092,072
Balance at December 31, 2008	$ 105,409

See accompanying notes to financial statements.

HRH Securities, LLC

Statements of Cash Flows

Year Ended December 31,	**2008**	2007
Operating activities		
Net income	**$2,092,072**	$1,163,480
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in commissions receivable	**(64,817)**	(2,855)
(Increase) decrease in prepaid expenses	**(202)**	(982)
Increase (decrease) in payable to parent	**1,768**	(9,672)
Increase (decrease) in accrued expenses	**(3,300)**	(500)
Net cash provided by operating activities	**2,025,521**	1,149,471
Financing activities		
Dividends paid	**(2,039,547)**	(1,176,531)
Net cash used by financing activities	**(2,039,547)**	(1,176,531)
Net decrease in cash and cash equivalents	**(14,026)**	(27,060)
Cash and cash equivalents, beginning of year	**85,813**	112,873
Cash and cash equivalents, end of year	**$ 71,787**	$ 85,813

See accompanying notes to financial statements.

1. Organization and Significant Accounting Policies

Organization and Operations

HRH Securities, LLC (the Company) is a New York limited liability company and wholly-owned subsidiary of Willis HRH, Inc. (Willis or member). Prior to October 1, 2008, the Company was a wholly-owned subsidiary of Hilb Rogal & Hobbs Company (HRH). On October 1, 2008, Willis Group, Inc. acquired HRH. The Company is registered as a broker/dealer in securities under the Securities and Exchange Act of 1934 and with the Financial Industry Regulatory Authority (FINRA).

The Company's primary business is to serve as an override broker/dealer engaged in receiving commissions and overrides on the sale of mutual funds, variable annuities, and variable life insurance products. In 2008, the Company participated in commission and override sharing with three fully disclosed and unaffiliated introducing broker/dealer companies. These commissions and overrides represent 100% of 2008 total revenues.

The following broker/dealer companies accounted for the noted percentage of the Company's revenues:

	2008	2007
Broker/dealer A	**60%**	89%
Broker/dealer B	**10%**	11%
Broker/dealer C	**30%**	0%

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Commissions

Commissions and overrides on security sales are recognized as income on an accrual basis when the commissions and overrides are earned by the Company.

Income Taxes

As a limited liability company, income taxes are the liability of the member, and any net income or net loss is included in the member's tax returns.

There are no deferred income taxes as there are no differences in the bases of assets or liabilities for financial reporting and tax purposes.

2. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008 and 2007, the Company had net capital of $95,183 and $79,415, and net capital requirements of the greater of 6⅔ percent of aggregate indebtedness or $5,000. The Company's net capital ratio at December 31, 2008 and 2007 was .57 to 1 and .27 to 1. The net capital rules may effectively restrict the payment of cash dividends.

3. **Related Party Matters**

The Company utilized the facilities, services, and staff of its parent company and parent company's affiliates in the course of serving as a broker/dealer. The parent company and parent company's affiliates provide services without charge to the Company.

4. **Other Income**

Other income in 2007 consists of a one-time payment from FINRA for benefits realized upon the consolidation of the National Association of Securities Dealers and NYSE Member Regulation.

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
HRH Securities, LLC

In planning and performing our audit of the financial statements of HRH Securities, LLC (the Company) for the years ended December 31, 2008 and 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

February 13, 2009
Richmond, Virginia

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2008

Aggregate indebtedness		
Payable to parent		$ 43,431
Accrued expenses		11,056
		$ 54,487
Member's capital		$105,409
Less:		
Non-allowable assets	8,551	
Unsecured receivables	1,675	
Securities haircut	–	
Net capital		$ 95,183
Capital requirements		
Minimum net capital requirement (greater of $5,000 or 6⅔% aggregate indebtedness to net capital)		$ 5,000
Net capital in excess of requirements		90,183
Net capital as above		$ 95,183
Ratio of aggregate indebtedness to net capital		.57 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$58,161
Allowable assets and liabilities erroneously reported:	
Additional commissions receivable	75,302
Additional accrued expenses	(3,400)
Additional payable to parent	(34,880)
Net capital per above	$95,183

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2008

The Company claims exemption from the provisions of Rule 15c3-3 under subparagraph (k)(2)(i).